April 10, 2025

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Limited
875 Washington Street
New York, NY 10014

       Re: IGTA Merger Sub Limited
           Amendment No. 11 to Registration Statement on Form S-4
           Filed March 28, 2025
           File No. 333-276929
Dear Cheuk Hang Chow:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 18, 2025 letter.

Amendment No. 11 to Registration Statement on Form S-4
Comparative Per Share Information, page 21

1. You refer to historical book value per share and pro forma combined book value per
       IGTA share in the opening paragraphs of this disclosure, however, no book value per share information is provided. Please explain or revise to remove this reference.
Unaudited Pro Forma Condensed Combined Statements of Operations for the Three Months
Ended December 31, 2024, page 179

2. Please tell us why you included a pro forma statement of operations for the three months ended December 31, 2024, or revise to remove. Refer to Rule 11-01(c)(3) of
       Regulation S-X. Similarly, revise the comparative per share information on page 21 to remove the column for AgileAlgo's per share data for the three months ended
 April 10, 2025
Page 2

       December 31, 2024 and instead include AgileAlgo's per share information for the year ended September 30, 2024. In addition, revise the pro forma columns in such table to reflect the pro forma per share information as per the pro forma statement of operations for the year ended, December 31, 2024. Lastly, opening paragraphs to the pro forma financial statements and the comparative per share data should also be revised to reflect these changes.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 182

3. We note in response to prior comment 1, you reclassified both IGTA and AgileAlgo's unpaid transaction costs such that they are now reflected as general and
       administrative expenses in the pro forma statement of operations and accumulated deficit in the pro forma balance sheet. Please explain why you reclassified
       AgileAlgo's transaction costs. In your response, clarify what is meant by the reference to "these costs" in your response where you indicate these costs will be the SPAC's responsibility. In this regard, specifically address whether the SPAC will pay the settlement costs for both IGTA and AgileAlgo.
4. Please explain why pro forma adjustments (4a), (4b) and (4c) include an adjustment of
       $1,061 for AgileAlgo ordinary shares or revise as necessary.
Executive Compensation of Agile Algo, page 202

5. We note your disclosure that states "Subject to onboarding of five paying clients, each exceeding S$50,000 in annual recurring revenues, AgileAlgo will pay a basic salary of S$60,000 per annum" for Lee Wei Chiang Francis. However, this appears to conflict with the terms of the employment agreement which state Mr. Francis' payout would be S$85,000 for reaching that milestone. Please advise or revise. Security Ownership of Certain Beneficial Owners and Management Prior to the Business
Combination, page 206

6. Please revise the footnotes to the table on page 206 to identify the natural person(s)
       with voting and/or dispositive control over the Inception Growth shares held by AQR
       Capital Management, LLC/AQR Capital Management Holdings, LLC/AQR Arbitrage, LLC.
AgileAlgo Holdings Ltd. Notes to Condensed Consolidated Financial Statements for the
Three Months Ended December 31, 2024 and 2023
Note 12. Events After Reporting Period, page F-49

7. Please revise to include a discussion of the amount and terms related to the February and March 2025 shareholder loans with Messers Tay and Lee. In addition, revise to disclose the date through which the subsequent events have been evaluated and whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 850-10-50-1 and 50-2.
 April 10, 2025
Page 3

       Please contact Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Ted Paraskevas